UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 7
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2016

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2016 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit XIX:  Underwriting Agreement dated January 9, 2018 in connection with the offering of $5,000,000,000 2.500% Notes due 2023.

Exhibit XX:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated January 17, 2018 in connection with the offering of $5,000,000,000 2.500% Notes due 2023.

Exhibit XXI:  Opinion of Cravath, Swaine & Moore LLP dated January 17, 2018 in connection with the offering of $5,000,000,000 2.500% Notes due 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 17th day of January, 2018.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Eila Kreivi
Eila Kreivi
Director
Head of Capital Markets Department

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Americas, Asia, Pacific Capital Markets

EXHIBIT INDEX

Exhibit	Document

XIX	Underwriting Agreement dated January 9, 2018, in connection with the offering of $5,000,000,000 2.500% Notes due 2023.

XX	Opinion of the European Investment Bank (acting through its Legal Directorate) dated January 17, 2018, in connection with the offering of $5,000,000,000 2.500% Notes due 2023.

XXI	Opinion of Cravath, Swaine & Moore LLP dated January 17, 2018, in connection with the offering of $5,000,000,000 2.500% Notes due 2023.